September 29, 2022

Via Edgar

Mr. Robert Littlepage

Accounting Branch Chief

Office of Technology

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: Luokung Technology Corp.

Form 20-F for the Year Ended December 31, 2021

Filed May 17, 2022

File No. 001-34738

Dear Mr. Littlepage,

Luokung Technology Corp., a company incorporated under the laws of the British Virgin Islands (the “Company” or “we”), is in receipt of the letter from the staff of the Securities and Exchange Commission (the “Staff”) dated September 19, 2022 (the “Comment Letter”) to the Company, with respect to the Company’s Annual Report of Foreign Private Issuer on Form 20-F. As our counsel discussed with a member the Staff (Mr. Mitchell Austin) over the phone on September 28, 2022, we hereby submit this written extension request. We expect to respond to the Comment Letter by October 21, 2022.

Please feel free to contact me at yujie@luokung.com or Elizabeth Chen, Esq. at echen@pryorcashman.com, 212-326-0199, if you have any further comments or questions in this regard.

Sincerely,

/s/ Jie Yu
Jie Yu
Chief Financial Officer